     Dear Shareholder,
     You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company”) to be held at 10:00 a.m., Israel time, on March 3, 2009, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to re-elect Mr. Yaacov Goldman for a third term as an External Director, as defined in the Israeli Companies Law, 1999, to the Board of Directors of the Company.
     For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions, specified on the enclosed form of proxy.
     We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.
Thank you for your cooperation.
Very truly yours,

ARIE MIENTKAVICH Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer
Tel-Aviv, Israel
February 4, 2009

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS
     Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 10:00 a.m, Israel time, on March 3, 2009, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.
     In the Meeting the following matter will be brought before the shareholders:
to re-elect Mr. Yaacov Goldman for a third term as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company.
     Shareholders of record at the close of business on January 30, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
     Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 10:00 a.m., Israel time, on March 1, 2009. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.
     Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is February 15, 2009.

     Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.
     By Order of the Board of Directors,

ARIE MIENTKAVICH Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel
PROXY STATEMENT
     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the “Meeting” ) to be held on March 3, 2009, at 10:00 a.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.
     It is proposed that at the Meeting, the Shareholders approve the following resolution: to re-elect Mr. Yaacov Goldman for a third term as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company for one additional term of three years, until March 12, 2012.
     The Company is unaware at this time of any other matters that will come before the Meeting.
     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least forty-eight hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.
     Proxies for use at the Meeting are being solicited by the Board Only shareholders of record at the close of business on January 30, 2009 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about February 4, 2009 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On January 22, 2009, the Company had issued and outstanding 29,650,017 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.
BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth, as of January 22, 2009, unless otherwise specified, the number of Ordinary Shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our Ordinary Shares and by all officers and directors as a group*:

	Number of	Percent of
Name and Address	Ordinary Shares	Ordinary Shares
Discount Investment Corporation Ltd. (“DIC”)(1)	14,442,111	48.71%
Tel Aviv, Israel
Clal Insurance Group (2)	11,079	0.04%
Tel Aviv, Israel
All Officers and Directors as a group (4)	213,224	0.72%

*	The above table does not include 62,118 shares held by the Clal Insurance Group not for its own account and 6,700 shares held by Epsilon Mutual Fund, an entity controlled by IDBD and IDBH, which shares are not held for their own account.
(1)   IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Group (“Clal Insurance”). IDBH, IDBD, DIC and Clal Insurance are public companies whose ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”).
     As of January 22, 2009, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (the father of Rona Dankner, a director of Elron) and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat held, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor and Isaak Manor held, directly and through a majority-owned subsidiary, approximately

13.42% of the outstanding shares of IDBH. In addition, Ytzhak Dankner, father of Nochi Dankner and Shelly Bergman, held indirectly approximately 3.32% of the outstanding shares of IDBH.
     Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders’ agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders’ agreement. The term of the shareholders’ agreement expires in May 2023.
     Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaak Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of Elron’s ordinary shares held by DIC.
     Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.
     Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Rona Dankner (the daughter of Nochi Dankner) is a director of Elron. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaak Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.
     DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.
(2)   The Clal Insurance Group is comprised of Clal Insurance and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of January 22, 2009, the other major shareholder of Clal Insurance was Bank Hapoalim, which held approximately 12.96% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal insurance held more than 5% of its shares. The above holdings exclude 195,550 ordinary shares held by Clal Insurance on behalf of mutual funds and not for its own (nostro) account.
     The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3)   This amount includes 210,000 shares underlying options that are currently exercisable or that will become exercisable within 60 days of January 22, 2009. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.
ITEM 1 — RE- ELECTION OF AN EXTERNAL DIRECTOR
     Pursuant to the Companies Law, 1999, as amended (the “Companies Law”), the Company is required to have two External Directors on its board of directors, each of which shall be appointed by the shareholders of the Company. The second term of one of the Company’s External Directors, Mr. Yaacov Goldman, expires on March 12, 2009. A single term of office of an External Director is three years and until recently External Directors could serve a maximum of two terms of office, for a total of six years. Under a certain amendment to the Israeli Companies Regulations, an External Director may be re-elected to one or more additional three-year terms, if the audit committee and afterwards the board of directors, each determine that the election of an External Director who has already served two terms of office for an additional term or terms benefits the company in light of the External Director’s expertise and special contribution to the board of directors and its committees.
     The Company’s Audit Committee and Board of Directors recommended to the Company’s shareholders that Mr. Yaacov Goldman be re-elected as an External Director of the Company for a third term of office, which, in accordance with the Companies Law as currently in effect, will be three years, or until March 12, 2012. The Audit Committee believes that the re-election of Mr. Yaacov Goldman as an External Director for a third consecutive term of office will benefit the Company in light of his background, expertise and his accumulated rich experience, mostly in the fields of Accounting and Finance, as an accountant, as a functionary in professional bodies and also as a member of the board of directors of different companies (including public companies with diversified activities), in general, and specifically with respect to the Company’s business. In light of these factors, the Audit Committee and Board of Directors believe that Mr. Goldman’s re-election would constitute an important contribution to the audit and oversight of the Company’s business. Mr. Goldman serves as a member of the Audit Committee of the Board of Directors and is also the designated financial expert on the Audit Committee. In addition, the Audit Committee believes that Mr. Goldman contributes significantly to the continued maintenance of the Company’s corporate governance practices at a high standard. Mr. Goldman does not hold any Ordinary Shares of the Company. Mr. Goldman abstained from the deliberations of the Audit Committee and the Board with respect to his re-election.
     Yaacov Goldman joined Elron as an external director in March 2003 and was reappointed as an external director for a second three year term in March 2006. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M., Mer Telemanagement Solutions Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., I.T.G.I Medical Ltd. (as Chairman) and Renewable Resources Ltd. and its affiliated companies.

     Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981 Mr. Goldman worked for Kesselman & Kesselman (member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from the Tel Aviv University.
     The Companies Law provides that a person may not be appointed as an External Director if the person or any relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as External Director, or had, during the two years preceding that date, any affiliation with the Company, any entity controlling the Company or any entity controlled by the Company or by this controlling entity. The term affiliation includes:
•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.
     No person can serve as an External Director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an External Director.
     In addition, every External Director appointed to the board of directors must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Israeli Companies Law, and at least one External Director must qualify as a “financial and accounting expert.” Mr. Goldman qualifies as a financial and accounting expert. Each committee of the Company’s Board of Directors is required to include at least one External Director and the Company’s Audit Committee is required to include both External Directors. An External Director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director.
     The Company is not aware of any reason why Mr. Goldman, if re-elected, would not be able to serve as an External Director. Mr. Goldman has delivered to the Company a declaration, confirming that he complies with the qualifications for an External Director under the Companies Law.

     Proxies (other than those directing the proxy holders not to vote for the nominee) will be voted for the re-election of Mr. Goldman to hold office for three years, commencing on the date of his re-election.
     It is proposed that at the Meeting, the following Resolution be adopted:
     “RESOLVED, that Mr. Yaacov Goldman is re-elected for a third term as an External Director in the Company until March 12, 2012.”
     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following: (a) at least one-third of the shares of non-controlling shareholders or of anyone on their behalf voting in person or by proxy at the meeting, or (b) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the re-election of Mr. Goldman.
The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.
     By Order of the Board of Directors,

ARIE MIENTKAVICH Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer
February 4, 2009